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SEC File Number: 001-32634
CUSIP Number: 83171V 10 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):   ☐      Form 10-K        ☐      Form 11-K       ☐       Form 20-F      ☒      Form 10-Q    ☐   Form N-SAR

 For Period Ended: March 31, 2006

☐  Transition Report on Form 10-KSB
☐  Transition Report on Form 20-K
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Entire Form 10-Q

PART I - REGISTRANT INFORMATION

Full name of registrant	Smart Online, Inc.
Former name (if applicable):	Not applicable
Address of principal executive office (street and number):
2530 Meridian Parkway
City, state, and zip code	Durham, North Carolina 27713

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K,  Form N-SAR or form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

In April of 2006, the Company engaged a new auditor and principal accountant, Sherb & Co., as detailed in our Form 8-K filed April 3, 2006. Because of the delay experienced as a result of our change of auditors and principal accountants, the Company is still in the process of completing its year end audit and has not yet filed its Form 10-K for the year ended December 31, 2005. Our preparation of the Form 10-Q for the three months ended March 31, 2006 has been delayed as the Company’s efforts have been directed towards the completion and filing of the Form 10-K. The company does not expect to be able to meet the May 22, 2006 deadline for filing the Form 10-Q,

PART IV - OTHER INFORMATION

            (1)            Name and telephone number of person to contact in regard to this notification:

Nicholas Sinigaglia	(919)	765-5000
(Name)	(Area Code)	(Telephone Number)

            (2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐  Yes  ☒ No
 The Form 10-K for the year ended December 31, 2005 has not been filed as of the date of this 12b-25 filing.

            (3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes ☐  No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed two acquisitions in the 4th quarter of 2005. The results of operations of these two subsidiaries will be reflected in the three months ended March 31, 2006. This will result in a significant difference from the results of operations for the three months ended March 31, 2005 since the results of operations relating to that period do not reflect any subsidiary activity. We expect to report revenue for the three months ended March 31, 2006 of approximately $1,900,000 as compared to $253,000 for the three months ended March 31, 2005. This increase is entirely attributable to the revenue of the subsidiaries. Because substantially all of the Company’s effort has been focused on the completion and filing of the 2005 Form 10-K, no other Q1 2006 estimates are available as of the time of this filing.

At May 12, 2006 the Company has cash and cash equivalents of $666,079, of which $394,384 is restricted cash, being reserved for the July installment payment of the purchase price for the acquisition of one of the two acquired subsidiaries.

SMART ONLINE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By:/s/ Nicholas Sinigaglia Nicholas Sinigaglia Chief Financial Officer

INSTRUCTION.  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.